BALIUS CORP.

38 Sea View Park

Cliffoney, Co. Sligo, Ireland

Tel. 353851997078

Email: Baliuscorp@yahoo.com

April 1, 2013

Ms. Sonia Bednarowski,

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Balius Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed March 12, 2013

File No. 333-186330

Dear Ms. Bednarowski:

Balius Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 2 to the registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's additional comments, dated March 26, 2013 (the "Comment Letter"), with reference to the Company's amendment number 1 to registration statement on Form S-1 filed with the Commission on March 12, 2013.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Prospectus Summary, page 5

General

1. We note your response to our prior comment 4; however, we are unable to agree with your analysis in support of the conclusion that you are not a “shell company” as defined in Rule 405 of Regulation C. Given that your business plan is to train and resell horses and your disclosure that you require a minimum of $50,000 from the offering to implement your business plan, it does not appear that the steps you have taken to date constitute more than “nominal operations.” Please revise to disclose that you are a “shell company.” For guidance, refer to Securities Act Release No. 33-8587 (July 21, 2005).

Our response: We note your argument to our prior response and respectfully disagree that activities that the registrant has undertaken in the furtherance of its planned business can be classified as nominal operations.  We do not believe that the registrant is a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended.  Based on our representations and the disclosure in the registration statement, management is of the opinion that the registrant would not be deemed as a shell company, for the following reasons:

1.      Since inception, the registrant’s management has devoted a significant amount of time to the development of the business plan, research into the potential market, raising of capital, training and taking care of our young horse.

2.      Since inception, the registrant has actively pursued its business plan, which is inconsistent with the business plan of a shell company. As described in the registration statement, the registrant operates an equine business in Ireland. The registrant does not intend to solely engage in any activities, which would be consistent with the business plan of a shell company.

3.    The registrant has executed a Grazing Lease Agreement, dated January 22, 2013, under which Balius, Corp. leases a pasture consisting of approximately 5 acres located at Moneygold, Grange, Sligo County, Ireland. The registrant has also purchased first young horse for $2,000 and has been training it for resale.

4.      Even though our sole director devotes limited time to the company he has specific background experience in our line of business as stated in the S-1, and he has started to train our young horse.

5.     In furtherance of the registrant’s planned business, our management is currently working on selling our first young horse and on our offering to raise funds. Even though we require a minimum of $50,000 from the offering to implement our business plan, we will attempt to sell all the shares registered in our prospectus and raise $100,000 to start more significant operations and realize more significant revenues.

6.   We have already started operations and continue to develop our business. On March 26, 2013 we have entered into oral agreement with Thomas Casidy to lease a property which includes riding arena, stable for 8 horses and 6 acres pasture field in Ballaghnatrillick, a village in County Sligo, Ireland. Therefore, as of today we have additional pasture field, a stable and a riding arena.

The Registrant does not believe that such activities and the various other activities it has undertaken in the furtherance of its planned business that it can be classified as “shell company”.

2. We note your response to our prior comment 4 that you have started to train your horse and have started offering it to potential clients. Please disclose where you have started to train your horse as we note that you do not intend to lease a riding arena until at least three months after the offering has been completed, and describe how you have been offering the horse to potential clients.

Our response: We have disclosed that we started to train our horse at Trawalua Strand Beach in Sligo County and that because our sole officer and director has broad connections in equine industry he has access to some riding arena where he also trained our horse. We disclosed that on March 26, 2013 we entered into oral agreement with Thomas Casidy to lease a property which includes a riding arena, a stable for 8 horses and 6 acres pasture field in Ballaghnatrillick, a village in County Sligo, Ireland. The owner left Ireland and offered the property free of charge and for indefinite term. The only our responsibility is to maintain the property in a good condition. We have also disclosed that we have been offering the horse to potential clients through our president’s connections in equine industry.

Balius Corp., page 5

3. We note your revised disclosure in the second paragraph of this section. Please revise to provide a cross-reference to definitions for the terms “ground training,” “ground manners” and “eventing” on page 19.

Our response: We have revised to provide a cross-reference to definitions for the terms “ground training,” “ground manners” and “eventing” on page 19.

Risk Factors, page 6

Mr. Gladky, our sole director, will be able to determine his own salary and perquisites, page 8

4. We note your revised disclosure on page 8 in response to our prior comment 11 that, “[b]ecause [our] sole executive officer occupies all corporate positions, it may not be possible to have adequate internal controls.” Please revise to include an expanded, separate risk factor that addresses the risk of inadequate internal controls.

Our response: We have revised to include an expanded, separate risk factor that addresses the risk of inadequate internal controls.

We may be unable to secure insurance for our business, page 8

5. Please revise the title of this risk factor to describe the risk addressed in the risk factor. In this regard, we note that the title identifies the possibility of being unable to acquire insurance while the risk factor addresses the risks related to your company’s decision not to purchase insurance.

Our response: We have revised the title of this risk factor in accordance with the comment of the commission.

State securities laws may limit secondary trading, page 11

6. Your disclosure on page 11 regarding your plans to register your securities under the blue sky laws of specific states seems to contradict your disclosure in your State Securities-Blue Sky Laws section on page 26. Please revise for consistency or advise.

Our response: In response to this comment we have deleted this risk factor.

Management’s Discussion and Analysis, page 15

7. We refer you to our prior comment 20. As no response was provided for this comment in your response letter dated March 12, 2013, and no corresponding changes to the document were identified, the comment is reissued in its entirety. It is repeated below for your reference:

Please revise to include a section outlining and describing your critical accounting policies, bearing in mind that the purpose of the critical accounting policies section is to discuss the sensitivity aspects of those accounting policies which may be impacted by the estimates and judgments required in their analysis. For example, we note you have purchased one horse and your business plan includes similar purchases going forward. Please describe your accounting policy for this asset and all other similar future acquisitions, including how you will account for any events which may leave a horse injured, sick or otherwise unfit for resale. We further note you have entered into a Grazing Lease Agreement. Your critical accounting policies should describe your accounting treatment for this lease. In addition, this section should include your accounting policies for any other items which are or will be material to the business, such as how you plan to recognize revenues.

Our response: In response to this comment we have added the Critical Accounting Policies and Estimates section under the heading of Management’s Discussion and Analysis or Plan of Operation.

8. Similarly, we refer you to our prior comment 21. As no response was provided for this comment in your response letter dated March 12, 2013, and no corresponding changes to the document were identified, the comment is reissued in its entirety. It is repeated below for your reference:

As you have elected to use the extended transition period for complying with new or revised accounting standards, please discuss this decision in detail under “Critical Accounting Policies.” Specifically, please explain that Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a) (2) (B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies. In other words, an “emerging growth company” can delay the adoption of such accounting standards until those standards would otherwise apply to private companies until the first to occur of the date the subject company (i) is no longer an “emerging growth company” or (ii) affirmatively and irrevocably opts out of the extended transition period provided in Securities Act Section 7(a) (2) (B). Clarify that you have elected to take advantage of this extended transition period and, as a result, your financial statements may not be comparable to the financial statements of other public companies. Accordingly, until the date that you are no longer an “emerging growth company” or affirmatively and irrevocably opt out of the exemption provided by Securities Act Section 7(a) (2) (B), upon the issuance of a new or revised accounting standard that applies to your financial statements and has a different effective date for public and private companies, clarify that you will disclose the date on which adoption is required for non-emerging growth companies and the date on which you will adopt the recently issued accounting standard.

Our response: In response to this comment we have added Emerging Growth Company section under “Critical Accounting Policies.”

Description of Business, page 19

Our Business, page 19

9. Please revise to characterize as your belief that your sole officer and director is an “expert” in the equine business.

Our response: We have revised to characterize as our belief that our sole officer and director is an “expert” in the equine business.

10. We note your revised disclosure on page 19 that “[t]he differences between horses purchased at the bottom of [your] range and horses purchased at the top of [your] range depends on the exterior of the horse, its pedigree, temperament, sport and jumping characteristic[s].” However, we note your disclosure that you intend to purchase untrained, young horses. Please revise to disclose how you intend to determine the horses’ sport and jumping characteristics. In addition, please revise to include a brief definition of pedigree and the expected pedigree of horses in your price range of $2,000 to $3,500.

Our response: We have revised revise to disclose how we intend to determine the horses’ sport and jumping characteristics. We have also revised to include a brief definition of pedigree and the expected pedigree of horses in our price range of $2,000 to $3,500.

11. We note your disclosure on page 19 regarding the resale value of a horse that wins a competition and of a horse that has a competition winner in its bloodline. Please revise to provide quantitative information.

Our response: We have revised to provide quantitative information.

12. We note your response to our prior comment 33 and reissue in part. Please revise to clarify what you mean by “good exterior and pedigree.”

Our response: We have revised to clarify what we mean by “good exterior and pedigree.”

Irish Sport Horse, page 20

13. We note your response to our prior comment 37 and reissue in part. Please revise to clearly identify which parts of the text in the section are direct quotes from Wikipedia, as we note that you have added disclosure to this section that does not appear to be from Wikipedia.

Our response: We have revised revise to clearly identify which parts of the text in the section are direct quotes from Wikipedia.

14. We note your response to our prior comment 41 and reissue in part. Please substantiate your statement that many Irish Sport Horses sell for “high amounts” in the United States and Europe.

Our response: In response to this comment we have deleted statement that many Irish Sport Horses sell for “high amounts” in the United States and Europe.

Marketing, page 20

15. We note your response to our prior comment 44 and reissue in part. Please describe in greater detail the effectiveness of direct marketing and online marketing techniques in the resale of niche horse breeds.

Our response: In response to this comment we have describe in greater detail the effectiveness of direct marketing and online marketing techniques in the resale of niche horse breeds.

Description of Securities, page 26

16. We note your response to our prior comment 49. Please include your proposed revised disclosure with respect to Nevada Anti-Takeover laws in your amended registration statement.

Our response: We have included our proposed revised disclosure with respect to Nevada Anti-Takeover laws in our amendment #2 to registration statement.

Exhibit 10.2

17. Please revise to remove the words “and which the Subscriber acknowledges as having received and read” as it is inappropriate to shift the risk onto purchasers of your common stock.

Our response: We have revised to remove the words “and which the Subscriber acknowledges as having received and read”

Please direct any further comments or questions you may have to the company at Baliuscorp@yahoo.com

Thank you.

Sincerely,

/S/ Vitaliy Gladky

Vitaliy Gladky, President

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